UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 4, 2026	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

English translation of Company’s May 4, 2026 filing with the Taiwan Stock Exchange Corporation’s (“TWSE”) Market Observation Post System (“MOPS”).

Date of announcement: May 4, 2026

Subject: The date of the Board of Directors Meeting to approve the Company’s consolidated financial statements for the first quarter of 2026 is May 12, 2026.

Date of events: May 4, 2026

To which item it meets: Article 4, Paragraph 1, Item 31 of the TWSE Procedures for Verification and Disclosure of Material Information of Companies with Listed Securities

Statement:

1.
Date of the notice of the Board of Directors meeting: May 4, 2026
2.
Date of the Board of Directors meeting: May 12, 2026
3.
The quarter of the financial reports or the annual self-assessed financial information to be submitted to the board of directors or approved by the board of directors: The Company’s consolidated financial statements for the first quarter of 2026.
4.
Any other matters that need to be specified: None.